Bionomics Limited

04035124

4 June 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Rev: Jill Mashado
Company Secretary

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 21 2004
WASH. D.C. 155

dw 7/2

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

82-34682

Bionomics Limited

ABN 53 075 582 740

31 Dalgleish Street
Thebarton SA 5031
Australia

Telephone 61 8 8354 6100
Facsimile 61 8 8354 6199

Memorandum

TO: ASX

FROM: Jill Mashado, Finance Manager and Company Secretary

CC:

SUBJECT: **Appendix 3B**

DATE: 4 June 2004

Dear Sir / Madam

We lodged an Appendix 3B on 2 June 2004 for the exercise of options.

Due to a shareholder requesting the conversion of 2,000 options when they only in fact hold 358 options, we need to lodge a correction to the 3B.

The Appendix 3B should reflect an issue of 673 shares and not 2,315.

The number of quoted securities will therefore be:

Ordinary Shares	63,294,251
Options	9,795,894

Should you require any further details please contact me on (08) 8354 6106.

Kind regards

Jill Mashado
Company Secretary